UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 29, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NatWest Group plc

File No. 1-10306 - CF#37319

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NatWest Group plc (formerly The Royal Bank of Scotland Group plc) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on February 28, 2019.

Based on representations by NatWest Group plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.21   through March 29, 2033

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dana Hartz
Chief, Knowledge Management Office